02023028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAY 30 2002 WASH. D.C. SECTION

SEC FILE NUMBER
8-46167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 B Street 17th Floor
(No. and Street)

San Diego	California	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dallal — (619) 702-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Dallal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON R. CONDRA
Commission # 1271065
Notary Public - California
San Diego County
My Comm. Expires Jul 17, 2004

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
First Allied Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of First Allied Securities, Inc. at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

May 2, 2002

First Allied Securities, Inc.

Statement of Financial Condition

March 31, 2002	
Assets	
Cash and cash equivalents	**$ 2,991,284**
Receivable from brokers (Notes 1 and 6)	**3,712,364**
Securities owned, at market (Notes 1 and 3)	**542,420**
Due from affiliates (Note 2)	**3,098,945**
Prepaid and other assets	**1,662,912**
	$12,007,925
Liabilities and Stockholder's Equity	
Liabilities:	
Securities sold, not yet purchased, at market (Notes 1, 3 and 6)	**$ 19,343**
Commissions payable	**2,624,125**
Accounts payable and other liabilities	**1,969,046**
Total liabilities	**4,612,514**
Commitments and contingencies (Notes 1, 4, 5, 6 and 7)	
Stockholder's equity (Note 4)	**7,395,411**
	$12,007,925

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

First Allied Securities, Inc. ("Company") is a wholly-owned subsidiary of FAS Holdings, Inc. ("Parent") and is affiliated with Western Securities Clearing Corp., a firm offering intermediary clearance services to other broker/dealers. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is a registered investment advisor pursuant to the Investment Advisors Act of 1940.

The Company's primary activities include the brokerage of equity and fixed income securities as well as the sale of investment company shares, asset management services and insurance products.

The Company has agreements ("Agreements") with clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Marketable securities are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company.

Credit Risk

The Company seeks to protect itself from risks associated with customer activities by requiring its customers to maintain margin collateral in compliance with regulatory requirements, the limits established by its Brokers and its own internal guidelines, which are generally more stringent than regulatory margin requirements. Margin levels are monitored daily and additional collateral must be deposited as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account into compliance with the required margin level.

Exposure to credit risk is impacted by the markets for financial instruments, which can be volatile and may impair the ability of clients to satisfy their obligations to the Company, as well as the Company's ability to liquidate any underlying collateral in the event of default.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less, and consist primarily of money market funds.

Income Taxes

The Company files a consolidated Federal income tax return and certain combined state income tax returns with the Parent and certain affiliates. For financial statement purposes, the Company's provision for Federal and state income taxes has been computed on a separate basis.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreements

The Company has clearing agreements with brokerage firms to carry its accounts as a customer of the clearing firm and the accounts of its customers' account. The Brokers have custody of the Company's securities and, from time to time, cash balances which may be due from the Brokers.

These securities and/or cash positions serve as collateral for any amounts due to Brokers or as collateral for securities sold, not yet purchased or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the Brokers are unable to repay balances due or deliver securities in their custody.

Pursuant to the agreements, the Company is required to maintain security deposits of $100,000 as collateral against losses due to nonperformance by its customers.

2. Related Party Transactions

The Company leases office equipment from an affiliate on a month-to-month basis.

Due from affiliates is primarily comprised of a receivable from its Parent for certain expenses and costs paid on behalf of the Parent by the Company.

3. Securities Owned and Securities Sold, Not Yet Purchased

As of March 31, 2002, securities owned and securities sold, not yet purchased consist of:

	Securities owned	Securities sold, not yet purchased
Corporate stock	$542,420	$19,343

Securities sold, not yet purchased by the Company as of March 31, 2002 involve an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions.

4. Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions. As of March 31, 2002, the Company has regulatory net capital of $2,407,341 and a minimum regulatory net capital requirement of $250,000.

5. Contingencies

Litigation

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer. Several of these actions claim substantial or unspecified damages which could be material to the financial statements taken as a whole. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.

6. Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to the differences in the market values of the securities from their contract amounts.

Credit exposure may result if clearing brokers are unable to fulfill their contractual obligations. The Company does not engage in derivative trading activities.

Securities sold but not yet purchased by the Company as of March 31, 2001 involve an obligation to purchase such securities at a future date. The risk of loss to the Company is normally limited to increases in market values of uncovered positions.

7. Lease Commitments

Minimum annual rentals for office space under noncancelable operating leases approximate:

Year ending March 31,	
2003	$249,000
2004	209,000
2005	181,000
2006	150,000

Leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

IBDO®

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
First Allied Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedule of First Allied Securities, Inc. ("Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

BDO

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

May 2, 2002